Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Pony AI Inc.

小馬智行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2026)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING AND CLASS MEETINGS HELD ON APRIL 2, 2026

References are made to the Notice of Extraordinary General Meeting (the “EGM”), the Notice of Class A Meeting (the “Class A Meeting”), and the Notice of Class B Meeting (the “Class B Meeting,” together with the Class A Meeting, the “Class Meetings”) each dated February 5, 2026 (collectively, the “Notices”) and the circular to the holders of Company’s shares (the “Shareholders”) dated February 5, 2026 (the “Circular”) of Pony AI Inc. (the “Company”). Unless otherwise defined, capitalized terms used herein shall have the same meanings as those defined in the Circular and the Notices.

POLL RESULTS OF THE EGM AND THE CLASS MEETINGS

1.	POLL RESULTS OF THE EGM

The board of directors (the “Board”) of the Company is pleased to announce that the EGM was held shortly after the Class A Meeting on April 2, 2026 at 1/F, Building 8, Phase II, Datang Industrial Park, Huangge Town, Nansha District, Guangzhou, Guangdong Province, PRC.

All resolutions proposed at the EGM have been duly passed. As of the Share Record Date, the total number of issued Shares was 433,541,553 Shares, comprising 352,452,783 Class A Ordinary Shares and 81,088,770 Class B Ordinary Shares. Our Depositary, which held 1,430,091 Class A Ordinary Shares issued for satisfying any future exercise or vesting of awards granted under the 2016 Share Plan, abstained from voting on all resolutions at the EGM in respect of such Class A Ordinary Shares in accordance with Rule 17.05A of the Listing Rules. In addition, as set out in the Circular and to the extent that the Board was aware having made all reasonable enquiries, each of Dr. Peng and Dr. Lou and their respective associates and all other core connected persons of the Company are required to, and did, abstain from voting in favour of resolutions numbered 11 and 12 at the EGM in respect of a total of 82,334,250 Shares (comprising 1,245,480 Class A Ordinary Shares and 81,088,770 Class B Ordinary Shares) held by them.

* For identification purposes only

Save as disclosed above, there was no Shareholder who was required to abstain from voting under the Listing Rules on any resolution proposed at the EGM, nor any Shareholder who was entitled to attend the EGM but was required to abstain from voting in favor of any resolution proposed at the EGM pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that he or she intends to vote against or in abstention in respect of any resolution proposed at the EGM.

Accordingly, the total number of Shares entitling the holders to attend and vote on the resolutions numbered 1 to 10 proposed at the EGM was 432,111,462 Shares, comprising 351,022,692 Class A Ordinary Shares and 81,088,770 Class B Ordinary Shares; and the total number of Shares entitling the holders to attend and vote on the resolutions numbered 11 and 12 was 349,777,212 Shares, comprising 349,777,212 Class A Ordinary Shares and nil Class B Ordinary Shares. As of the date of this announcement, there were (i) no treasury shares held by the Company (including any treasury shares held or deposited with CCASS), and (ii) no repurchased Shares which are pending cancellation and should be excluded from the total number of issued Shares for the purpose of the EGM.

According to the Company’s ninth amended and restated memorandum and articles of association (the “Memorandum and Articles of Association”) and the Undertaking for Interim Compliance, with regard to the resolutions numbered 1 to 12, each Class A Ordinary Share shall entitle its holder to one vote and each Class B Ordinary Share shall entitle its holder to ten votes on a poll at the EGM.

In accordance with the provisions of the Listing Rules, voting on the resolutions proposed at the EGM was conducted by way of poll. The voting results in respect of the resolutions proposed at the EGM are set out as follows:

ORDINARY RESOLUTION			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
1.	As an ordinary resolution, THAT the Company’s authorised share capital be amended by re-designating 20,000,000 shares as Class A Ordinary Shares, resulting in 518,911,230 Class A Ordinary Shares and 81,088,770 Class B Ordinary Shares, all of par value US$0.0005 each.	Class A Ordinary Shares	276,624,865 (99.923637%)	211,401 (0.076363%)	585,626 (–)	276,836,266	276,836,266
		Class B Ordinary Shares	810,887,700 (100.000000%)	0 (0.000000%)	0 (–)	81,088,770	810,887,700
		TOTAL NUMBER (CLASS A & CLASS B)	1,087,512,565 (99.980565%)	211,401 (0.019435%)	585,626 (–)	357,925,036	1,087,723,966
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favor thereof.

SPECIAL RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
2.	As a special resolution, THAT subject to the passing of the Class-based Resolution at the Class A Meeting and Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Appendix IA to the Circular, by incorporating the Class-Based Resolution and the Non-Class-Based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles.	Class A Ordinary Shares	275,277,953 (99.444633%)	1,537,341 (0.555367%)	606,598 (–)	276,815,294	276,815,294
		Class B Ordinary Shares	810,887,700 (100.000000%)	0 (0.000000%)	0 (–)	81,088,770	810,887,700
		TOTAL NUMBER (CLASS A & CLASS B)	1,086,165,653 (99.858662%)	1,537,341 (0.141338%)	606,598 (–)	357,904,064	1,087,702,994
	The resolution has been duly passed as a special resolution with over two-thirds of valid votes held by Shareholders (including proxies) attending the EGM cast in favour thereof.
3.	As a special resolution, THAT if the Class-Based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Appendix IB to the Circular, by incorporating the Non-Class-Based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles.	Class A Ordinary Shares	Not applicable as the Class-based Resolution was passed at both the Class A Meeting and the Class B Meeting.
		Class B Ordinary Shares
		TOTAL NUMBER (CLASS A & CLASS B)

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
4.	As an ordinary resolution, to approve and adopt the 2026 Share Scheme.	Class A Ordinary Shares	258,541,196 (95.029146%)	13,523,961 (4.970854%)	643,074 (–)	272,065,157	272,065,157
		Class B Ordinary Shares	810,887,700 (100.000000%)	0 (0.000000%)	0 (–)	81,088,770	810,887,700
		TOTAL NUMBER (CLASS A & CLASS B)	1,069,428,896 (98.751196%)	13,523,961 (1.248804%)	643,074 (–)	353,153,927	1,082,952,857
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favor thereof.
5.	As an ordinary resolution, to approve and adopt the Scheme Limit under the 2026 Share Scheme.	Class A Ordinary Shares	258,536,912 (95.030939%)	13,518,604 (4.969061%)	652,715 (–)	272,055,516	272,055,516
		Class B Ordinary Shares	810,887,700 (100.000000%)	0 (0.000000%)	0 (–)	81,088,770	810,887,700
		TOTAL NUMBER (CLASS A & CLASS B)	1,069,424,612 (98.751679%)	13,518,604 (1.248321%)	652,715 (–)	353,144,286	1,082,943,216
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favor thereof.
6.	As an ordinary resolution, to approve and adopt the Service Providers Limit under the 2026 Share Scheme.	Class A Ordinary Shares	257,214,917 (94.537750%)	14,861,495 (5.462250%)	631,819 (–)	272,076,412	272,076,412
		Class B Ordinary Shares	810,887,700 (100.000000%)	0 (0.000000%)	0 (–)	81,088,770	810,887,700
		TOTAL NUMBER (CLASS A & CLASS B)	1,068,102,617 (98.627702%)	14,861,495 (1.372298%)	631,819 (–)	353,165,182	1,082,964,112
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favor thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
7.	As an ordinary resolution, to approve and adopt the Individual Limit under the 2026 Share Scheme.	Class A Ordinary Shares	258,565,317 (95.031240%)	13,519,228 (4.968760%)	623,686 (–)	272,084,545	272,084,545
		Class B Ordinary Shares	810,887,700 (100.000000%)	0 (0.000000%)	0 (–)	81,088,770	810,887,700
		TOTAL NUMBER (CLASS A & CLASS B)	1,069,453,017 (98.751655%)	13,519,228 (1.248345%)	623,686 (–)	353,173,315	1,082,972,245
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favor thereof.
8.	As an ordinary resolution, to grant a general mandate to the Directors to issue, allot, and deal with additional Class A ordinary shares and/or ADSs of the Company not exceeding 20% of the total number of issued Shares of the Company as of the date of passing of this resolution.	Class A Ordinary Shares	216,876,017 (79.712663%)	55,196,208 (20.287337%)	636,006 (–)	272,072,225	272,072,225
		Class B Ordinary Shares	810,887,700 (100.000000%)	0 (0.000000%)	0 (–)	81,088,770	810,887,700
		TOTAL NUMBER (CLASS A & CLASS B)	1,027,763,717 (94.903209%)	55,196,208 (5.096791%)	636,006 (–)	353,160,995	1,082,959,925
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favor thereof.
9.	As an ordinary resolution, to grant a general mandate to the Directors to repurchase Shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares of the Company as of the date of passing of this resolution.	Class A Ordinary Shares	271,965,823 (99.959472%)	110,266 (0.040528%)	632,142 (–)	272,076,089	272,076,089
		Class B Ordinary Shares	810,887,700 (100.000000%)	0 (0.000000%)	0 (–)	81,088,770	810,887,700
		TOTAL NUMBER (CLASS A & CLASS B)	1,082,853,523 (99.989818%)	110,266 (0.010182%)	632,142 (–)	353,164,859	1,082,963,789
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favor thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
10.	As an ordinary resolution, to extend the general mandate granted to the Directors to issue, allot, and deal with additional Shares and/or ADSs in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company.	Class A Ordinary Shares	215,804,898 (79.323055%)	56,253,329 (20.676945%)	650,004 (–)	272,058,227	272,058,227
		Class B Ordinary Shares	810,887,700 (100.000000%)	0 (0.000000%)	0 (–)	81,088,770	810,887,700
		TOTAL NUMBER (CLASS A & CLASS B)	1,026,692,598 (94.805527%)	56,253,329 (5.194473%)	650,004 (–)	353,146,997	1,082,945,927
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favor thereof.
11.	As an ordinary resolution, to approve the proposed grant of 1,400,000 RSUs to Dr. Jun Peng pursuant to the 2026 Share Scheme.	Class A Ordinary Shares	257,377,531 (94.984776%)	13,589,608 (5.015224%)	645,376 (–)	270,967,139	270,967,139
		Class B Ordinary Shares	0 (0.000000%)	0 (0.000000%)	0 (–)	0	0
		TOTAL NUMBER (CLASS A & CLASS B)	257,377,531 (94.984776%)	13,589,608 (5.015224%)	645,376 (–)	270,967,139	270,967,139
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favor thereof.
12.	As an ordinary resolution, to approve the proposed grant of 600,000 RSUs to Dr. Tiancheng Lou pursuant to the 2026 Share Scheme.	Class A Ordinary Shares	257,383,764 (94.986310%)	13,585,563 (5.013690%)	643,188 (–)	270,969,327	270,969,327
		Class B Ordinary Shares	0 (0.000000%)	0 (0.000000%)	0 (–)	0	0
		TOTAL NUMBER (CLASS A & CLASS B)	257,383,764 (94.986310%)	13,585,563 (5.013690%)	643,188 (–)	270,969,327	270,969,327
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favor thereof.

1	According to the laws of the Cayman Islands, the Shares in abstention shall not be counted as votes cast at the EGM.

2.	POLL RESULTS OF THE CLASS A MEETING

The Board is pleased to announce that the Class A Meeting was held after the conclusion of the Class B Meeting on April 2, 2026 at 1/F, Building 8, Phase II, Datang Industrial Park, Huangge Town, Nansha District, Guangzhou, Guangdong Province, PRC. The resolution proposed at the Class A Meeting has been duly passed.

As of the Share Record Date, the Company had a total of 352,452,783 Class A Ordinary Shares in issue. Our Depositary, which held 1,430,091 Class A Ordinary Shares issued for satisfying any future exercise or vesting of awards granted under the 2016 Share Plan, abstained from voting on all resolutions at the Class A Meeting in accordance with Rule 17.05A of the Listing Rules. Save as disclosed above, there was no Shareholder who was required to abstain from voting under the Listing Rules on the resolution proposed at the Class A Meeting, nor any Shareholder who was entitled to attend the Class A Meeting but was required to abstain from voting in favor of the resolution proposed at the Class A Meeting pursuant to Rule 13.40 of the Listing Rules. No person has indicated in the Circular that he or she intends to vote against or in abstention in respect of the resolution proposed at the Class A Meeting.

Accordingly, the total number of Shares entitling the holders to attend and vote on the resolution proposed at the Class A Meeting was 351,022,692 Class A Ordinary Shares, representing approximately 99.60% of the total number of Class A Ordinary Shares carrying voting rights.

The voting results in respect of the resolution proposed at the Class A Meeting is set out as below:

SPECIAL RESOLUTION		FOR		AGAINST		ABSTAIN[1]
		NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES
1.	As a special resolution, to consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles.	273,800,777	99.443600%	1,531,951	0.556400%	590,864
	The resolution has been duly passed as a special resolution with over two-thirds of valid votes held by Shareholders (including proxies) attending the Class A Meeting cast in favour thereof.

1	According to the laws of the Cayman Islands, the Shares in abstention shall not be counted as votes cast at the Class A Meeting.

3.	POLL RESULTS OF THE CLASS B MEETING

The Board is pleased to announce that the Class B Meeting was held at 10:00 a.m. (Beijing time) on April 2, 2026 at 1/F, Building 8, Phase II, Datang Industrial Park, Huangge Town, Nansha District, Guangzhou, Guangdong Province, PRC The resolution proposed at the Class B Meeting has been duly passed.

As of the Share Record Date, the Company had a total of 81,088,770 Class B Ordinary Shares in issue, which was the total number of Shares entitled to vote on the resolution proposed at the Class B Meeting. There was no Shareholder who was required to abstain from voting under the Listing Rules on the resolution proposed at the Class B Meeting, nor any Shareholder who was entitled to attend the Class B Meeting but was required to abstain from voting in favor of the resolution proposed at the Class B Meeting pursuant to Rule 13.40 of the Listing Rules. No person has indicated in the Circular that he or she intends to vote against or in abstention in respect of the resolution proposed at the Class B Meeting.

Shareholders and Shareholders’ proxies attending the Class B Meeting held a total of 81,088,770 Class B Ordinary Shares, representing 100.00% of the total number of Class B Ordinary Shares carrying voting rights.

The voting result in respect of the resolution proposed at the Class B Meeting is set out as below:

SPECIAL RESOLUTION		FOR		AGAINST		ABSTAIN[1]
		NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES
1.	As a special resolution, to consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles.	81,088,770	100.00%	0	0.00%	0
	The resolution has been duly passed as a special resolution with over two-thirds of valid votes held by Shareholders (including proxies) attending the Class B Meeting cast in favour thereof.

1	According to the laws of the Cayman Islands, the Shares in abstention shall not be counted as votes cast at the Class B Meeting.

The Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the EGM and the Class Meetings.

All the Directors attended the EGM and the Class Meetings in person or via electronic means.

By order of the Board
Pony AI Inc. Dr. Jun Peng
Chairman of the Board and Chief Executive Officer

Hong Kong, April 2, 2026

As of the date of this announcement, the Board comprises: (i) Dr. Jun Peng and Dr. Tiancheng Lou as executive Directors; (ii) Mr. Fei Zhang and Mr. Takeo Hamada as non-executive Directors; and (iii) Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed as independent non-executive Directors.